UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-6659
A. Full title of the Plan:
Aqua America, Inc.
401(k) and Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
AQUA AMERICA, INC.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

Aqua America, Inc.
401(k) and Profit Sharing Plan
The following audited financial statements and exhibits are included with this report:
Financial Statements and Supplementary Schedules as of December 31, 2007 and 2006.
Exhibit:
23.1	Consent of Beard Miller Company LLP

99.1	Financial Statement and Supplementary Schedules as of December 31, 2007 and 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Aqua America, Inc.
401(k) and Profit Sharing Plan

By: /s/ Roy H. Stahl
Secretary
Aqua America, Inc. Pension Committee

Date: June 27, 2008

Exhibit Index

Exhibit
No.	Description
23.1	Consent of Beard Miller Company, LLP

99.1	Financial Statements and Supplementary Schedules as of December 31, 2007 and 2006